SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 0342645

As at March 30, 2006

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 30, 2006

Print the name and title of the signing officer under his signature.

Farallon Resources Ltd.
1020 - 800 W. Pender Street
Vancouver BC Canada V6C 2V6
Tel 604-684-6365
Tel 604-684-8092
Toll Free: 1 800 667-2114
www.farallonresources.com

FARALLON ANNOUNCES RESULTS OF METALLURGICAL TESTING
OF G-9 DEPOSIT, CAMPO MORADO, MEXICO
TESTWORK INDICATES AMENABLILITY TO CONVENTIONAL FLOTATION

March 30, 2006, Vancouver, BC - Dick Whittington, President & CEO of Farallon Resources Ltd. (TSX:FAN),is pleased to announce the results of several recent flotation tests conducted on the G-9 deposit at its polymetallic (zinc, gold, silver, copper, lead) project at Campo Morado, Guerrero State, Mexico. The results are extremely promising and indicate that conventional flotation techniques can potentially be utilized at G-9. More comprehensive tests are now underway to further investigate this potential and will be reported on when available.

Four samples were taken from the G-9 deposit to represent differing grades and zones of mineralization. The samples were crushed, screened and a flotation feed was prepared. Modal and chemical analyses were undertaken prior to bench scale flotation tests. The samples were prepared by ALS Chemex in Guadalejara, Mexico and G&T Laboratories (G&T) in Kamloops, British Columbia, Canada. The flotation tests were all carried out by G&T in Kamloops.

These preliminary results indicate that a marketable zinc concentrate can be produced at G-9. Zinc concentrate grades of 50 to 57% were produced with recoveries ranging from 85% to 68%, depending on the samples tested. Copper-lead bulk concentrates were also produced at varying grades and recoveries. A preliminary flowsheet and test results on each sample are attached. The results of similar testwork on a composite sample of Reforma and Naranjo deposits, carried out in November 1997, are also included for comparison. In addition, a synopsis of the work carried out by G&T is attached. The full report on this test program is posted on the Company's website.

These results represent a very significant departure from those received on any of the other deposits at Campo Morado. Although preliminary, they show that G-9 deposit differs, both mineralogically and metallurgically, from the Reforma, Naranjo and El Largo deposits. For instance, the amount of pyrite in G-9 is lower than that in these deposits. Furthermore, these results offer potential for a more conventional milling extraction plant to be utilized for G-9. Testing that is currently underway is expected to expand our knowledge base in this regard and, if results continue to support a flotation based mine development plan at G-9, the Company will be quickly moving to review plans to incorporate this possibility into the treatment scenarios going forward.

Dick Whittington said:

"This is an extremely encouraging development for the Campo Morado Project and represents a breakthrough in the processing of the project's deposits. If confirmed in subsequent testwork, and coupled with the very high grade nature of the G-9 deposit, the possibility of a conventional flotation based mine at G-9 could reduce the capital and technical risk of the project and accelerate mine development. The corporate mantra of a "Mine by '09" could quickly be replaced by a "Mine at G-9". We are excited by the opportunities that this offers all the stakeholders in the project. I would like to commend the excellent work done by G&T and Peter Taggart on this testwork program."

The in-house qualified person for the drilling program and selection of samples for metallurgical testwork at Campo Morado is Daniel Kilby, P.Eng. The independent qualified person in charge of the flotation testwork is Peter Taggart, P.Eng. ALS Chemex is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion, followed by an AA or ICP finish. Duplicates are analyzed by Acme Analytical Laboratories in Vancouver.

Farallon has a strong cash position of $8.9 million that will enable the Company to complete its current drilling program and conclude a Preliminary Assessment of the project by mid year. For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for pits and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.

FLOTATION TEST FLOWSHEET

Summary of Recent Flotation Test Results - G-9
Product	Grade					Distribution
	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Cu %	Pb %	Zn %	Ag %	Au %

Sample 1 Test 43
Flotation feed	1.6	0.6	13.8	62	1.2	100	100	100	100	100
Bulk con.	23.3	7.0	3.8	382	3.8	79	62	2	34	18
Zinc con.	0.5	0.2	51.3	66	0.8	7	8	78	23	14

Sample 2 Test 39
Flotation feed	1.2	4.1	6.9	594	6.3	100	100	100	100	100
Bulk con.	6.9	27.0	3.9	2,237	28.6	62	69	6	40	48
Zinc con.	0.7	2.2	52.8	383	3.8	5	5	68	5	5

Sample 3 Test 44
Flotation feed	1.3	0.6	10.6	171	4.7	100	100	100	100	100
Bulk con.	20.4	6.0	3.5	1,373	28.8	60	41	1	31	23
Zinc con.	0.7	0.4	50.5	154	2.3	10	13	87	17	9

Sample 4 Test 45
Flotation feed	1.3	1.0	6.7	129	0.9	100	100	100	100	100
Bulk con.	21.9	17.7	5.2	1,215	12.0	48	50	2	27	40
Zinc con.	0.8	0.7	57.2	130	1.0	5	6	74	9	10

Summary of 1997 Data - Reforma/Naranjo Composite
Feed	1.0	1.1	3.4	158	3.1	100	100	100	100	100
Copper con.	26.1	5.9	3.1	683	7.4	37	8	1	6	3
Bulk con.	5.8	15.5	2.7	1,156	44.0	9	23	1	12	23
Zinc con.	1.7	1.0	48.0	215	3.5	7	4	59	6	5

G-9 DEPOSIT - PRELIMINARY METALLURGICAL TEST PROGRAM
Synopsis of Results

Four composite samples were constructed from the available diamond drill core recently taken from the G-9 mineralized zone. The samples were subjected to mineralogical and metallurgical response studies in laboratory scale investigations.

The mineralogical studies revealed significant quantities of chalcopyrite, galena and sphalerite emplaced in the semi-massive sulphide and pyrite-rich host. The samples also contained significant amounts of gold and silver. From a textural viewpoint, the sulphide minerals were extensively intergrown, indicating the need for a relatively fine flotation feed sizing. The majority of the gold sighted in all four samples was locked together with one or more of the sulphide minerals. A gold behavioural model indicates that much of the gold and silver will behave like the lead and pyrite minerals in the flotation process.

A simple two product treatment scheme was adopted for this preliminary program of flotation studies: The flowsheet involved grinding, in an inert environment to about 40 um K80 and entailed producing a bulk copper-lead concentrate ahead of zinc flotation. The flotation tests revealed that pulp chemistry would be a critical factor limiting the flotation responses of the minerals of economic interest.

In general, the metallurgical response of the G-9 composites is superior to that exhibited by other Campo Morado mineralized zones. Excluding the Group 2 composite, on average, about 60 percent of the copper and 50 percent of the lead was recovered into bulk concentrate that contained approximately 22 percent copper and 10 percent lead. This concentrate also contained 990 grams silver per tonne and 15 grams gold per tonne*. On average, about 80 percent of the zinc was recovered into a zinc concentrate assaying 53 percent by weight zinc.

The elevated lead levels in the Group 2 Composite resulted in producing a bulk concentrate that contained 7 percent copper and 27 percent lead. About 65 percent of each of these elements was recovered into the bulk concentrates. Almost 70 percent of the zinc in this composite was recovered into a zinc concentrate assaying about 53 percent zinc.

Limited testwork has been performed to produce a selective copper and lead concentrate from the bulk copper-lead concentrate. The results of this preliminary work have indicated there exists the potential to produce a higher grade copper concentrate and a low grade bulk sulphide concentrate that contains high precious metal values.

The results of a preliminary gold speciation analysis, performed on a rougher tailings sample produced from each of the G9 composites, revealed that about 10 percent of the gold in the tailings was present as either liberated grains or as tiny attachments to the sulphide or non-sulphide particles. These gold occurrences may be amenable to recovery using cyanidation techniques. About 60 percent of the gold appeared to be in either solid solution or as tiny inclusions in the sulphide minerals and as a result would require the use of other hydrometallurgical techniques. The remaining gold was determined to be insoluble and assumed to be present in inclusions in silicates.

* Gold and Silver recoveries into the copper-lead concentrate averaged 30 percent.